Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 2. to the Registration Statement (Form S-4 No. 333-128753) and related Prospectus of The Valspar Corporation for the registration of $150,000,000 5.100% Notes due 2015 and to the incorporation by reference therein of our reports dated December 22, 2005, with respect to the consolidated financial statements of The Valspar Corporation, The Valspar Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Valspar Corporation incorporated by reference in its Annual Report (Form 10-K) for the year ended October 28, 2005 and the related financial statement schedule of The Valspar Corporation included therein, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Minneapolis, Minnesota
January 9, 2006